February 23, 2018

Via E-mail
Mr. John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining

Re:	SEC Letter to Enertopia Corp. dated February 15, 2018
Form 10-K for the Fiscal Year Ended August 31, 2017
Filed November 14, 2017
File No. 000-51866

Dear Mr. Reynolds:

After reviewing your comments about our disclosure we have provided the following responses to your comments.

Form 8-K filed January 16, 2018
Exhibit 99.1

1.

We note your reference to an inferred lithium resource at one of your properties in Clayton Valley, NV that has an average lithium grade of 123 ppm and over 200 ppm magnesium. Please tell us if you are required to file a 43-101 mineral resource technical report on Sedar.com considering that you are a reporting issuer in Canada.

RESPONSE:

The context of the first sentence above in your comments, as it pertains to the disclosed paragraph below and sentence highlighted in bold, is that we are comparing our results with a different property in Clayton Valley. That information has been disclosed by a neighbor and as such that information is not in regards to our property.

“Lithium values of 170 ppm and only 3 ppm Mg in solution were found in synthetic lithium brine produced by alkaline leach from bulk sample GWT-002. For comparison the disclosed inferred brine resource of one of the properties in Clayton Valley, NV has an average Lithium grade of 123 ppm and over 200 ppm Magnesium, requiring additional cost (to separate magnesium) to produce an acceptable lithium carbonate product. Thus, our test synthetic lithium brine, produced by alkaline leach of our source rock, returned values 38.21% higher in lithium and contains only 0.015% Mg based on comparison. The above lithium values of 170 ppm are also more than 100% above several reported petro lithium projects. Brines from those petro lithium projects are also reported to feature high levels of magnesium that must be removed to produce an acceptable lithium carbonate product.”

In regards to the requirement to file an NI 43-101 technical report, that is not automatic and is triggered due to certain other filings and disclosure. As the information we have provided are “exploration results”, as defined in NI 43-101, and not resource or reserve information, a report is not triggered.

Form 10-K for the Fiscal Year Ended August 31, 2017
General

2.	Please revise to refer to your company as an exploration stage company. Without a mineral reserve, your company is an exploration stage company pursuant to paragraph (4) (i) of Industry Guide 7.

RESPONSE:

Our current wording on page 17 of the Form 10-K reads:

Our Current Business

We are a development stage company pursuing business opportunities in diverse sectors natural resource and technology used in the resource sector.

Our proposed change in such disclosure would be:

Our Current Business

We are an exploration stage company with respect to our mineral project in Nevada and concurrently are working on the development of Lithium Carbonate technology that we have the licensing rights to sell in the USA, Argentina, Bolivia and Chile with our technology partner Genesis Water Technologies Inc.

Item 2. Properties

3.	Please insert a small-scale map showing the location and access to each material property. See Instruction 3 to Item 102 of Regulation S-K and paragraph (b) (2) to Industry Guide 7.

RESPONSE: We propose inserting the following map into future filings:

4.	Please disclose the quantification and timing of all necessary payments related to your BLM claims for each material property pursuant to paragraph (b) (2) of Industry Guide 7.

RESPONSE:

Our current wording on page 17 of the Form 10-K reads:

On August 30, 2017 the Company announced the staking of Lode and Placer claims of BLM lands in Esmeralda county Nevada covering approximately 160 Acres subject to adjustment. The Company has an 100% interest in the lands and is only responsible for the yearly maintenance fees to the BLM and County to keep its 100% interest. The claims are in good standing until August 31, 2018

Our proposed change in such disclosure would be:

On August 30, 2017 the Company announced the staking of Lode and Placer claims of BLM lands in Esmeralda county Nevada covering approximately 160 Acres subject to adjustment. The Company has an 100% interest in the lands and is only responsible for the yearly maintenance fees estimated $2,635 to the BLM due Aug 31/2018 and estimated $212 to the County due Nov 1/2018 to keep its 100% interest. The claims are in good standing until August 31, 2018

5.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

RESPONSE: We propose the following disclosure in bold and italics in future filings:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

Access to the property can be achieved by paved Hwy 265 to Silver Springs, NV or paved Hwy from north of Goldfields, NV. Access is then by graded gravel road. The last 1.8 miles to the property is by trail road using 4x4 vehicle.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

The property is covered with extensive outcroppings of the Esmeralda Formation. Of particular interest is a section of green, volcanoclastic, evaporate-rich mudstone strata known as the Frontera Verde zone that host lithium of potential economic significance.

•	A description of any work completed on the property and its present condition.

Surface sampling was conducted in July 2017 and two small bulk samples were taken in September 2017.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

N/A

•	A description of equipment, infrastructure, and other facilities.

N/A for equipment and other facilities. Local infrastructure includes power transmission lines within ½ mile from the northern boundary of the property.

•	The current state of exploration of the property.

Current exploration is at the grass roots stage with surface sampling and two small 250 pound bulk samples being taken.

•	The total costs incurred to date and all planned future costs.

Staking BLM and County costs $6,239. Associated surface sampling, assaying and 3rd party lab testing $6,082

•	The source of power and water that can be utilized at the property.

Power transmission line is within ½ mile of the northern property boundary. Water would have to be trucked in or by pipe line if a processing facility was built onsite.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Property is without known reserves and the current work programs are exploratory in nature.

6.

Please expand your disclosure concerning the exploration plans for your material properties as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

RESPONSE: We propose the following disclosure in bold and italics in future filings:

•	Disclose a brief geological justification for each of your exploration projects written in non- technical language.

The property is underlain by strata of the Frontera Verde Zone of the Esmeralda Formation. The Frontera Verde Zone is exposed over approximately 100 acres of the northern two thirds of the property, and underlies the rest of the property at shallow depths. Third party drilling adjacent to the west and eastern boundaries of the property supports this analysis.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

The company has completed surface sampling and testing is ongoing with respect to geochemistry as per our 8k’s on January 16th and February 5th 2018.

No further work on the property will take place until after the testing of the synthetic brines using the Genesis Water Technologies technology for the recovery of lithium and conversion to battery grade Li2CO3.

•	If there is a phased program planned, briefly outline all phases.

Phase 1- Field exploration in Clayton Valley, Collection of reconnaissance samples and selection of areas of interest. Staking of claims to cover locatable ground.

Phase 2- Collection of additional surface samples to locate lithium rich strata. Collection of bulk samples for laboratory testing.

Phase 3- Extensive laboratory analysis of bulk samples to determine lithium content and preferred method of taking lithium into solution in synthetic brine. Continued testing of synthetic brines by Genesis Water Technologies to determine preferred methods for producing commercial products from processing of synthetic brines.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

Detailed plans for exploration work are at the early planning stage.

•	Disclose how the exploration program will be funded.

Potential equity raise and/or warrant exercises.

•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Exploration contractors/consultants have not been selected yet as we are at a very early stage of exploration.

7.	Please include disclosure to summarize your research and development activities related to your lithium extraction activities.

RESPONSE: We propose the following disclosure in future filings:

The company entered into a Definitive Commercialization Licensing Agreement with Genesis Water Technologies Ltd. (GWT) is a USA based manufacturer of advanced, innovative and sustainable treatment solutions for applications in process water, drinking water, water reuse and waste water for the energy, agriculture processing, industrial, municipal infrastructure, and building/hotels sectors. GWT will provide management and technical expertise and access to its patent pending ENERLET for exclusive USA, Argentina, Bolivia and Chile for license by the Company.

The ENERLET process consists of six main steps 1) Clarification / filtration, 2) Electrocoagulation, 3) Ion-exchange, 4) Evaporation, 5) Rehydration / precipitation, 6) Drying

The company has had 3rd party laboratory conduct testing on the two bulk samples collected by using various water rock ratio’s and varying Ph levels. The data from these technical testing programs will be the basis for the creation of the synthetic brines for the current bench testing program.

8.	Please provide disclosure regarding your exploration activities in Argentina. In this regard we reference your Form 8-K filed on May 8, 2017.

RESPONSE: We propose the following disclosure in future filings:

The company further announces that it will be conducting its first lithium exploration program in Argentina from June 1-5 after several months of due diligence and internal review targeting very specific locations with the company’s Argentinian consultants. The company will be attending the Catamarca Lithium conference on June 6-7 and will be meeting with pre-selected lithium salar owners.

After receiving the assays from several project areas the company decided not to proceed with further exploration on these projects. The company is still reviewing 3rd party data as vendors continue to submit project data with respect to Argentina.

As a result of the Catamarca lithium conference and meetings the company along with Genesis Water Technologies signed an NDA with a 3rd party to further evaluate the Genesis Water Technologies lithium extraction technology.

In submitting this response, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert McAllister